                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2005


                             AETERNA ZENTARIS INC.
                      ------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F        Form 40-F    X
                                       ------            ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes       No   X
                                      -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------


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                                 DOCUMENTS INDEX

Documents Description
---------------------

--------------- ----------------------------------------------------------------
1.              Press release dated August 3, 2005 - AEterna Zentaris
                Reports 2005 Second Quarter Financial and Operating Results
--------------- ----------------------------------------------------------------

                                                                AETERNA ZENTARIS


AEterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                                  PRESS RELEASE
                                                           For immediate release


AETERNA ZENTARIS REPORTS 2005 SECOND QUARTER FINANCIAL AND OPERATING RESULTS

ALL AMOUNTS ARE IN CANADIAN DOLLARS

Second quarter 2005 highlights:

     Financial

     >> Consolidated revenues of $74.8 million, compared to $65.8 million for Q2 2004;

     >> Consolidated R&D expenses of $7.6 million, compared to $8.7 million for Q2 2004;

     >> Consolidated earnings from operations of $4.3 million, compared to $9.2 million for Q2 2004;

     >> Consolidated net earnings of $16.4 million, or $0.36 per share, compared to $1.3 million, or $0.03 per share for Q2 2004;

     >> Consolidated cash and short-term position was $64 million at the end of Q2 2005.


     Product development

     >> Ozarelix (D-63153) - Initiation of Phase II trials in hormone-sensitive prostate cancer and benign prostate hyperplasia in Europe;

     >> Ozarelix (D-63153) - Initiation of a Phase I/II trial in hormone-sensitive prostate cancer in the United States;

     >> Perifosine - Disclosure of positive Phase II results in hormone-sensitive prostate cancer;

     >> EP-1572 - Disclosure of positive Phase I results confirming growth hormone secretagogue property.


QUEBEC CITY, CANADA, AUGUST 3, 2005 - AEterna Zentaris Inc. (TSX: AEZ;
NASDAQ: AEZS) today reported financial and operating results for the second quarter ended June 30, 2005. Consolidated revenues for the second quarter 2005 were $74.8 million compared to $65.8 million for the same period in 2004, an increase of 13.7%. Consolidated R&D expenses net of tax credits amounted to $7.6 million in the second quarter of 2005 compared to $8.7 million in the second quarter of 2004, a decrease of 12.6%. Consolidated earnings from operations for the second quarter 2005 were $4.3 million, compared to $9.2 million for the second quarter 2004, a decrease of 53.2%. On the other hand, the Company's consolidated net earnings were $16.4 million, or $0.36 per basic share and $0.35 per diluted share for the

                                                                AETERNA ZENTARIS


second quarter of 2005 compared to $1.3 million, or $0.03 per basic and diluted share for the comparable period in 2004.

The $9 million increase in consolidated revenues during the second quarter 2005 is attributable to an increase of $15.1 million revenues from our subsidiary Atrium combined with a decrease of $6.1 million revenues from our biopharmaceutical segment. This decrease in the biopharmaceutical revenues is all attributable to a $6.5 million non-recurring milestone payment gained from Solvay Pharmaceuticals in the 2004 second quarter. Net earnings for the second quarter of 2005 include a non-cash and non-recurring gain on dilution of $20.3 million recorded following the decrease of AEterna Zentaris' interest in its subsidiary Atrium from 61.1% to 50.1% mainly as a result of Atrium's April 6, 2005 IPO.

As of June 30, 2005, the Company had consolidated cash and short-term investments of $64 million, including $46.7 million dedicated to the biopharmaceutical segment. The Company generated consolidated positive cash flow from operating activities of $4.3 million in the second quarter 2005. The burn rate for the biopharmaceutical segment in the second quarter 2005 was $3 million as expected.

During the second quarter 2005, the Company continued to advance the product pipeline with the initiation of three new clinical trials in Europe and the United States with ozarelix, the new name for D-63153. Ozarelix is a fourth generation LHRH (Luteinizing Hormone Releasing Hormone) antagonist product administered as a depot formulation. These trials include one Phase II in Europe in hormone-sensitive prostate cancer and another Phase II in Europe in benign prostate hyperplasia, together with a Phase I/II in the United States in hormone-sensitive prostate cancer that was initiated in collaboration with our North American partner Spectrum Pharmaceuticals (NASDAQ: SPPI). Ozarelix (D-63153), which allows for chronic intermittent treatment, could improve clinical symptoms of these diseases while overcoming some of the limitations associated with currently marketed therapies.

Furthermore, our lead signal transduction inhibitor in cancer, perifosine, yielded positive Phase II results in 25 patients suffering from hormone-sensitive prostate cancer. Investigators concluded that perifosine is feasible, well-tolerated and can reduce PSA (Prostatic Specific Antigen) in some patients. Following those results, Phase II trials with perifosine in combination with androgen ablation and chemotherapy are expected to be initiated by our North American partner Keryx Biopharmaceuticals (NASDAQ:KERX) later this year.

In the field of growth hormone modulators, EP-1572 also yielded positive
Phase I results. The study provided clear evidence that this compound is able to induce a significant rise in growth hormone levels after oral administration in healthy volunteers. Potential applications include treatment for growth retardation in children and cachexia associated with chronic disease such as AIDS and cancer. EP-1572, the orally-administered specific growth hormone secretagogue in development, presents a major competitive advantage in terms of ease and convenience of delivery over current treatments which are only available through injections. Other Phase I clinical trials are currently ongoing to further assess the potential of EP-1572 in growth hormone related disorders.

"At the clinical level, the last quarter was marked by the progress of ozarelix, the new name for D-63153, in prostate cancer and in benign prostate hyperplasia," said Gilles Gagnon, AEterna Zentaris' President and Chief Executive Officer. "Ozarelix, which we intend to aggressively

                                                                AETERNA ZENTARIS


pursue the development over the next year, is now considered as another lead product in our promising LHRH antagonist therapeutic approach, along with cetrorelix which is currently in late-stage clinical trials in benign prostate hyperplasia and in endometriosis. As for perifosine, our lead product in the signal transduction inhibitor therapeutic approach, it pursued its progress into further Phase II trials. In addition, we continued to advance other clinical and preclinical products through our pipeline according to our strategic drug development program focused on oncology and endocrinology. In doing so, we feel confident that we are well on our way of developing a deep pipeline of innovative products for the benefit of patients coping with serious diseases while building value for our shareholders," concluded Mr. Gagnon.

Dennis Turpin, Vice President and Chief Financial Officer of AEterna Zentaris, added, "Our financial position continues to be strong. On a consolidated basis, we remained cash flow positive and our cash and short-term position reached $64 million as of June 30, 2005. Considering our strong financial position, we will continue to make high-level R&D investments to maintain and grow a broad pipeline of drug development programs with both near-term and long-term potential.


AETERNA ZENTARIS SIX-MONTH CONSOLIDATED FINANCIAL RESULTS

Consolidated revenues for the first half of 2005 increased 21.2% to $150.7 million, compared to $124.3 million for the first half of 2004. The Company reported year-to-date 2005 consolidated earnings from operations of $12.3 million, compared to $10.8 million for the same period a year earlier. Consolidated net earnings for the first six months of 2005 were $16.5 million, or $0.36 per basic and diluted share, compared to a consolidated net loss of $1.2 million, or $0.03 per basic and diluted share, for the first six months of 2004.

CONFERENCE CALL INFORMATION

Management will be hosting a conference call for the investment community beginning at 10:00 a.m. Eastern Time today, Wednesday, August 3, to discuss 2005 second quarter financial and operating results and answer questions.

To participate in the live conference call by telephone, please dial 514-807-8791, 416-640-4127 from Canada or 800-814-4941 from outside Canada.
Individuals interested in listening to the conference call on the Internet may do so by visiting WWW.AETERNAZENTARIS.COM. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and marketing. The Company's broad 20 product pipeline leverages six different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R). Cetrorelix is also in late-stage clinical development for endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is a novel, first-in-class, oral anticancer agent that modulates several key signal transduction pathways, including AKT, MAPK, and JNK that have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent anti-tumor activity in Phase I and Phase II studies and is currently being studied as a

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                                                                AETERNA ZENTARIS


single agent and in combination with several forms of anti-cancer treatments for various forms of cancer, including non-small cell lung cancer and breast cancer.

AEterna Zentaris also owns 50.1% of Atrium Biotechnologies Inc. (TSX: ATB.sv), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at www.aeternazentaris.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-


CONTACTS

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com


INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com


EUROPE
Matthias Seeber
+49 69 42602 3425
matthias.seeber@aeternazentaris.com

ATTACHMENT: Financial summary

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                                                                AETERNA ZENTARIS


(in thousands of Canadian dollars, except share
and per share data)                                           QUARTERS ENDED                       SIX MONTHS ENDED
                                                                 JUNE 30,                               JUNE 30,
CONSOLIDATED RESULTS                            -------------------------------------------------------------------------
Unaudited                                                2005              2004              2005               2004
-------------------------------------------------------------------------------------------------------------------------


REVENUES                                                   74,828           65,840             150,742           124,289
                                                -------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                              47,958           34,922              93,561            72,050
Selling, general and administrative                        12,456           10,712              24,647            20,333
R&D costs, net of tax credits and grants                    7,589            8,731              15,499            16,684
Depreciation and amortization                               2,500            2,298               4,730             4,461
                                                -------------------------------------------------------------------------
                                                           70,503           56,663             138,437           113,528
                                                -------------------------------------------------------------------------
Earnings from operations                                    4,325            9,177              12,305            10,761
Interest income                                               529              288                 905               782
Interest expenses                                          (3,315)          (2,095)             (5,963)           (3,732)
Foreign exchange gain (loss)                                 (189)             227                  66               644
                                                -------------------------------------------------------------------------
EARNINGS BEFORE THE FOLLOWING ITEMS                         1,350            7,597               7,313             8,455
Current income taxes                                       (2,650)          (8,484)             (5,253)          (10,908)
Future income taxes                                           (90)           4,160              (1,436)            4,944
Gain on dilution                                           20,253                -              20,253                 -

Non-controlling interest                                   (2,459)          (1,943)             (4,328)           (3,711)
                                                -------------------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD                         16,404            1,330              16,549            (1,220)
                                                -------------------------------------------------------------------------
                                                -------------------------------------------------------------------------
Net earnings (loss) per share

          Basic                                              0.36             0.03                0.36             (0.03)
                                                -------------------------------------------------------------------------
                                                -------------------------------------------------------------------------
          Diluted                                            0.35             0.03                0.36             (0.03)
                                                -------------------------------------------------------------------------
                                                -------------------------------------------------------------------------

Weighted average number of shares
          Basic                                        46,139,814       45,594,326          46,139,814        45,565,884
          Diluted                                      46,448,125       46,457,409          46,506,728        46,115,205
Issued and outstanding shares                                                               46,139,814        45,633,159


                                                                                         JUNE 30,            DECEMBER 31,
CONSOLIDATED BALANCE SHEETS                                                                2005                 2004
-------------------------------------------------------------------------------------------------------------------------

Cash and short-term investments                                                                 63,957            58,090
Other current assets                                                                            96,380            86,644
                                                                                   --------------------------------------
                                                                                               160,337           144,734
Long-term assets                                                                               214,091           204,494
                                                                                   --------------------------------------
Total assets                                                                                   374,428           349,228
                                                                                   --------------------------------------
                                                                                   --------------------------------------

Current liabilities                                                                             92,455            72,265
Deferred revenues                                                                               20,110            25,557
Long-term debt                                                                                  29,872            64,255
Other long-term liabilities                                                                     29,399            32,092
Non-controlling interest                                                                        66,432            34,767
                                                                                   --------------------------------------
                                                                                               238,268           228,936
Shareholders' equity                                                                           136,160           120,292
                                                                                   --------------------------------------
Total liabilities and shareholders' equity                                                     374,428           349,228
                                                                                   --------------------------------------
                                                                                   --------------------------------------

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AETERNA ZENTARIS INC.

DATE:  AUGUST 3, 2005                      By:  /s/ Mario Paradis
                                                -------------------------------
                                                Mario Paradis
                                                Senior Finance Director and
                                                Corporate Secretary